                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
           Under (Rule 13d-101) of the Securities Exchange Act of 1934
                                (Amendment No. 5)

               BULL & BEAR U. S. GOVERNMENT SECURITIES FUND, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    12017N105
                                 (CUSIP Number)

                           George W. Karpus, President
                          Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 18, 1998
             (Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                               (page 1 of 5 Pages)
                         (continued on following pages)


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                                 SCHEDULE 13D

CUSIP NO.  12017N105                                      Page 2 of 5 Pages

1          NAME OF REPORTING PERSON
           S.S OR I.R.S IDENTIFICATION NO. OF ABOVE PERSONS
           KARPUS MANAGEMENT, INC. d/b/a KARPUS INVESTMENT MANAGEMENT IDENTIFICATION NO.: 16-1290558

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]

                                                                      (b) [ ]
3          SEC USE ONLY


4          SOURCE OF FUNDS*

           AF

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                     7          SOLE VOTING POWER
                                114,550 Shares
  NUMBER OF SHARES
   BENEFICIALLY      8          SHARED VOTING POWER
  OWNED BY EACH
    REPORTING        9          SOLE DISPOSITIVE POWER
   PERSON WITH                  114,550 Shares

                     10         SHARED DISPOSITIVE POWER

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           114,550 Shares

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
           CERTAIN SHARES*

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           15.48%

14         TYPE OF REPORTING PERSON*
           IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







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ITEM 1     Security and Issuer
           Common Stock
           Bull & Bear U.S. Government Securities Fund, Inc. ("BBG") 11 Hanover Square
           New York, New York 10005

ITEM 2     Identity and Background
           a) Karpus Management, Inc. d/b/a Karpus Investment Management
              ("KIM")
              George W. Karpus, President, Director, & controlling stockholder JoAnn VanDegriff, Vice President and Director
              Sophie Karpus, Director
           b) 14 Tobey Village Office Park
              Pittsford, New York 14534
           c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trusts and others, specializing in conservative asset management (i.e., fixed income investments).
           d) None of George W. Karpus, JoAnn VanDegriff or Sophie Karpus ( the "Principals") or KIM has been convicted in the past
              5 years of any criminal proceeding (excluding traffic violations).
           e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
           f) Each of the Principals is a United States citizen. KIM is a New York State corporation.

ITEM 3     Source and Amount of Funds or Other Considerations.
           KIM, an independent investment advisor, has accumulated shares of BBG on behalf of accounts that are managed by KIM (the "Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.

ITEM 4     Purpose of  Transaction
           The management of BBG has continuously stalled and evaded attempts by KIM to obtain a current list of shareholders. As a shareholder of over 5% of the outstanding shares and having held theses shares in excess of a six month period, KIM is entitled to inspect and copy BBG's stock ledger under Maryland General Corporation Law Section2-1513 a) (1). On February 19, 1998 KIM filed an action in the Circuit Court of Baltimore City to compel production of such list.

           Also on February 19, 1998, BBG filed an action against KIM in the United States District Court, Southern District, alleging certain

                               (page 3 of 5 pages)


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           violations of the Securities Exchange Act of 1934, as amended, and requesting a declaratory judgment that KIM is not entitled to the shareholder list. KIM has made a motion to dismiss this action and continues to assert its rights under Maryland law.

           KIM intends to explore all available alternatives to assert its rights as a shareholder of BBG and to cause management of BBG to act in the interests of BBG's shareholders.

           KIM has also requested an accounting of the costs of mailing of proxy materials from BBG in anticipation that BBG had overcharged KIM in this process. Once again, despite repeated attempts , BBG has not furnished or allowed access to records to which KIM is legally entitled.

           KIM reserves the right to further acquire or dispose of Shares for its Accounts. KIM will from time to time purchase or sell shares depending on the needs of the Accounts. Liquidity needs, additions to Accounts, or realignment of risk level are all factors to be considered in transactions of Shares.

           None of the Principals presently intends to acquire Shares directly.

ITEM 5     Interest in Securities of the Issuer
           a) As of the date of this Report, KIM owns 114,550 Shares which represents 15.48% of the outstanding Shares. None of the Principals owns any other Shares.
           b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
           c) Open market purchases and sales since November 25, 1997 for the Accounts.


                        Price Per                                     Price Per
Date         Shares     Share                  Date       Shares      Share
----         ------     -----                  ----       ------      -----
11/25/97     -850       12.875                 12/18/97   -3,400      12.8125
11/25/97     -12,500    13                     12/19/97   -2,900      12.875
11/26/97     -3250      12.75                  12/22/97   -4,000      13
12/3/97      500        12.875                 12/31/97   500         12.75
12/4/97      200        12.875                 12/31/97   -200        13
12/8/97      -1,000     13                     1/5/98     1,600       12.9375
12/9/97      2,500      12.8125                1/7/98     -3,000      13.25
12/9/97      2,800      12.75                  2/4/98     1,500       13.625
12/12/97     -1,000     13                     2/5/98     1,900       13.5
12/16/97     -500       13.125                 2/6/98     300         13.625
12/17/97     2,000      13.1875                2/9/98     200         13.625
12/17/97     -4,550     13.1875                2/10/98    500         13.625

           1.) There have been no dispositions and no acquisitions, other than by such open market purchases, during such period.
           2.) The Accounts have the right to receive all dividends from, and any
                               (page 4 of 5 pages)

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           proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
           Except as described above, there are no contracts, arrangements understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of BBG securities.

ITEM 7     Materials to be Filed as Exhibits
           None.



Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           Karpus Management, Inc.


March 18, 1998                             By: /s/ George W. Karpus, President
--------------                                 --------------------------------
     Date                                              Signature

                                               George W. Karpus, President
                                               --------------------------------
                                                      Name / Title